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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------

                                   SCHEDULE TO
                                  (RULE 13e-4)

                         ------------------------------

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 1

                         ------------------------------

                                 PAULA FINANCIAL
                       (NAME OF SUBJECT COMPANY (ISSUER))

                         ------------------------------

                                 PAULA FINANCIAL
                        (NAME OF FILING PERSON (OFFEROR))

                         ------------------------------

       Certain Options to Purchase Common Stock, Par Value $.01 Per Share
                         (TITLE OF CLASS OF SECURITIES)

                         ------------------------------

                                  703 588 10 3
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                            (UNDERLYING COMMON STOCK)

                         ------------------------------

                                Jeffrey A. Snider
                             Chief Executive Officer
                                 PAULA Financial
                        300 North Lake Avenue, Suite 300
                           Pasadena, California 91101
                                 (626) 304-0401

 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                   COMMUNICATIONS ON BEHALF OF FILING PERSON)

                                    COPY TO:
                           Edward A. Reilly, Jr., Esq.
                            Ernest S. Wechsler, Esq.
                         Brobeck, Phleger & Harrison LLP
                            1633 Broadway, 47th Floor
                            New York, New York 10019
                                 (212) 581-1600

                            CALCULATION OF FILING FEE

   TRANSACTION VALUATION*                                AMOUNT OF FILING FEE
          $559,800                                               $112

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 311,000 shares of common stock of PAULA Financial having an aggregate value of $559,800 as of May 16, 2001 (based on the market value of the underlying common stock) will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

 /x/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
     and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
           Amount Previously Paid:   $112
                                      --------------
           Form or Registration No.:  Schedule TO
                                      --------------
           Filing party: PAULA Financial
                         ---------------------------
           Date filed:  May 22, 2001
                        ----------------------------
 / / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
 / / third party tender offer subject to Rule 14d-1.
 /x/ issuer tender offer subject to Rule 13e-4.
 / / going-private transaction subject to Rule 13e-3.
 / / amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer.

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         This Amendment No. 1 amends the Tender Offer Statement on Schedule TO filed by PAULA Financial (the "Company"), a Delaware corporation, on May 22, 2001. The Schedule TO relates to the offer by the Company to exchange all options (the "Options") to purchase shares of the Company's common stock, par value $.01 per share (the "Common Stock"), that are outstanding under the Company's 1994 Stock Incentive Plan and the Company's Amended and Restated 1997 Stock Incentive Plan and held by current employees, directors and consultants of the Company for restricted shares of the Company's Common Stock upon the terms and subject to the conditions described in the Offer to Exchange dated May 22, 2001 and the related Letter of Transmittal, (collectively the "Offer").

Item 4.  Terms of the Transaction.

Item 4 is hereby amended and supplemented as follows:

         On June 15, 2001, the Company notified its Option holders that it intended to waive the condition set forth in Section 6(c)(8) of the Offer to Exchange and proceed with the consummation of the Offer. In accordance with the requirements of Rules 13e-4(d)(2) and 13e-4(e)(3) of the Securities Exchange Act of 1934, as amended, the Company further notified the holders of the Options that it would extend the Offer for a period of five (5) business days from the date of the notice to the Option holders. As so extended, the Offer will expire at 5:00 p.m., Pacific Standard Time, on Friday, June 22, 2001.

Item 12.          Exhibits.

                  (a)      (1)      Offer to Exchange, dated May 22, 2001.*

                           (2)      Form of Letter of Transmittal.*

                           (3)      Form of Notice to Eligible Option Holders.*

                           (4)      Form of Notice to Tendering Option Holders.*

                           (5) PAULA Financial Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission (the "Commission") on March 30, 2001 and incorporated herein by reference.

                           (6) PAULA Financial Amendment to its Annual Report on Form 10-K/A for its fiscal year ended December 31, 2000, filed with the Commission on April 30, 2001 and incorporated herein by reference.

                           (7) PAULA Financial Quarterly Report on Form 10-Q for its fiscal quarter ended March 30, 2001, filed with the Commission on May 11, 2001 and incorporated herein by reference.


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                           (8)      PAULA Financial Registration Statement on
                                    Form S-8 (File No. 333-42627), filed with the Commission on December 18, 1997 and incorporated herein by reference.

                           (9) Form of Notice to Option Holders regarding Waiver of Condition and Extension of Offer.

                  (b)      Not applicable.

                  (d)      (1)      PAULA Financial 1994 Stock Incentive
                                    Plan is incorporated herein by reference to
                                    Exhibit 10.6 of the Company's Registration
                                    Statement on Form S-1 (File No. 333-33159) filed with the Commission on August 8, 1997.

                           (2) PAULA Financial Amended and Restated 1997 Stock Incentive Plan.*

                           (3) Form of Stock Option Agreement (Immediate Vesting) issued under the 1994 Plan or the 1997 Plan is incorporated herein by reference to Exhibit 10.10 of the Company's Registration Statement on Form S-1 (File No. 333-33159) filed with the Commission on August 8, 1997.

                           (4) Form of Stock Option Agreement (Executive) issued under the 1994 Plan or the 1997 Plan is incorporated herein by reference to
                                    Exhibit 10.11 of the Company's Registration
                                    Statement on Form S-1 (File No. 333-33159) filed with the Commission on August 8, 1997.

                           (5) Form of Stock Option Agreement (Stepped Vesting) issued under the 1994 Plan or the 1997 Plan is incorporated herein by reference to Exhibit 10.12 of the Company's Registration Statement on Form S-1 (File No. 333-33159) filed with the Commission on August 8, 1997.

                           (6) Form of Restricted Stock Agreement pursuant to the 1994 Plan or the 1997 Plan.*

                  (g)      Not applicable.

                  (h)      Not applicable.

         *        Previously filed.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                 PAULA Financial


                                 /s/ Jeffrey A. Snider
                                 -----------------------------------------------
                                 Jeffrey A. Snider
                                 Chief Executive Officer

Date:  June 15, 2001


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                                INDEX TO EXHIBITS

  Exhibit Number        Description
  --------------        -----------
      (a)(1)        -   Offer to Exchange, dated May 22, 2001.*
      (a)(2)        -   Form of Letter of Transmittal.*
      (a)(3)        -   Form of Notice to Eligible Option Holders.*
      (a)(4)        -   Form of Notice to Tendering Option Holders.*
      (a)(5)        -   PAULA Financial Annual Report on Form 10-K for its
                        fiscal year ended December 31, 2000, filed with the
                        Securities and Exchange Commission (the "Commission") on
                        March 30, 2001 and incorporated herein by reference.
      (a)(6)        -   PAULA Financial Amendment to its Annual Report on Form
                        10-K/A for its fiscal year ended December 31, 2000,
                        filed with the Commission on April 30, 2001 and
                        incorporated herein by reference.
      (a)(7)        -   PAULA Financial Quarterly Report on Form 10-Q for its
                        fiscal quarter ended March 30, 2001, filed with the
                        Commission on May 11, 2001 and incorporated herein by
                        reference.
      (a)(8)        -   PAULA Financial Registration Statement on Form S-8
                        (File No. 333-42627), filed with the Commission on
                        December 18, 1997 and incorporated herein by reference.
      (a)(9)        -   Form of Notice to Option Holders regarding Waiver of
                        Condition and Extension of Offer.
      (d)(1)        -   PAULA Financial 1994 Stock Incentive Plan is
                        incorporated herein by reference to Exhibit 10.6 of the
                        Company's Registration Statement on Form S-1 (File
                        No. 333-33159) filed with the Commission on
                        August 8, 1997.
      (d)(2)        -   PAULA Financial Amended and Restated 1997 Stock
                        Incentive Plan.*
      (d)(3)        -   Form of Stock Option Agreement (Immediate Vesting)
                        issued under the 1994 Plan or the 1997 Plan is
                        incorporated herein by reference to Exhibit 10.10 of
                        the Company's Registration Statement on Form S-1 (File
                        No. 333-33159) filed with the Commission on August 8,
                        1997.
      (d)(4)        -   Form of Stock Option Agreement (Executive) issued
                        under the 1994 Plan or the 1997 Plan is incorporated herein by reference to Exhibit 10.11 of the Company's
                        Registration Statement on Form S-1 (File No. 333-33159) filed with the Commission on August 8, 1997.


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      (d)(5)        -   Form of Stock Option Agreement (Stepped Vesting)
                        issued under the 1994 Plan or the 1997 Plan is
                        incorporated herein by reference to Exhibit 10.12 of
                        the Company's Registration Statement on Form S-1 (File
                        No. 333-33159) filed with the Commission on
                        August 8, 1997.
      (d)(6)        -   Form of Restricted Stock Agreement under the 1994 Plan
                        or the 1997 Plan.*

         *        Previously filed.


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